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                            April 26, 2021

       William Enright
       Chief Executive Officer
       Vaccitech plc
       The Schr  dinger Building
       Heatley Road
       The Oxford Science Park
       Oxford OX4 4GE
       United Kingdom

                                                        Re: Vaccitech plc
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-255158

       Dear Mr. Enright:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 26,
2021

       Use of Proceeds, page 95

   1. Please expand to disclose how far the proceeds from the offering will allow you to proceed with the
continued development of each of your identified programs.
 William Enright
FirstName   LastNameWilliam Enright
Vaccitech plc
Comapany
April       NameVaccitech plc
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
Financial Statements
Note 16. Subsequent Events, page F-30

2. We note the added disclosure that it is anticipated that on April 29, 2021, in conjunction with its proposed initial public offering and pursuant to the terms of its articles of association, all of the Vaccitech plc Series A Shares and the Vaccitech plc Series B Shares
         will be converted into ordinary shares and deferred B shares of Vaccitech plc. On the same date, Vaccitech plc will thereafter effect a 309-for-1 stock
split of Vaccitech plc   s
         ordinary shares. Please clarify if the historical financial statements and auditor's opinion will be updated prior to effectiveness to reflect the forward stock split and tell us how your intended presentation complies with SAB Topic 4C.
       You may contact Julie Sherman at 202-551-3640 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Robert E. Puopolo, Esq.